P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

2 January 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

P&O PRE-CLOSE PERIOD STATEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

pp

Sandra Scott
Deputy Company Secretary

enc

dlw 1/14

P&O

News Release

2 January 2003

CONTRACT LOGISTICS SALES COMPLETED

Further to the announcement of 9 December 2002 P&O is pleased to confirm that the sale of its contract logistics business, which constitutes the greater part of P&O Trans European, to Wincanton was completed on 31 December 2002 and £152.5 million in cash has been paid to P&O.

Further Information: Victoria Moth, Corporate Communications Manager, P&O
Tel: +44 (0)20 7321 4593

(ends)

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73